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                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
ENTEX Information Services, Inc.

     The audits referred to in our report dated August 21, 1998, included the related financial statement schedule as of June 28, 1998, and for each of the years in the three-year period ended June 28, 1998, included in the registration statement. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.


                                        KPMG Peat Marwick LLP



Stamford, Connecticut
September 30, 1998